Pacific Funds NSAR 03-31-17
Exhibit 77H


Changes in Control of Registrant for PF Diversified Alternatives Fund:

On February 2, 2017, there was a change in control with respect to one series of the Registrant from a decrease in Pacific Life Insurance Company's percentage ownership. This decrease in ownership was a result of a reduction of shares held in the PF Diversified Alternatives Fund. Control is determined by 25% ownership in any fund.


Portfolio			        Date	          Percentage Ownership

PF Diversified Alternatives Fund   	February 1, 2017	 	  >25%
					February 2, 2017     and after    <25%